AMENDMENT TO THE PROSPECTUS DATED DECEMBER 11, 1995 FILED PURSUANT TO RULE
              424 (b)(3) OF THE SECURITIES ACT OF 1933, AS AMENDED

On December 14, 1995, the Charles River Partnership VI and the Charles River Partnership VI-A distributed 449,115 and 79,264 shares of USF&G Corporation Common Stock, respectively, to their constituent partners. These 48 partners/selling stockholders each will be selling less than 1% of the total shares offered for sale in the Offering.